                                                            File Number: 0-29174
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                     For the quarter ended December 31, 2001


                           LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)

                          ----------------------------

                                 Not Applicable
                 (Translation of Registrant's name into English)


                           Canton of Vaud, Switzerland
                 (Jurisdiction of incorporation or organization)

                          ----------------------------

                           Logitech International S.A.
                               Apples, Switzerland
                                c/o Logitech Inc.
                                6505 Kaiser Drive
                            Fremont, California 94555
                                 (510) 795-8500
          (Address and telephone number of principal executive offices)

                          ----------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                [X] Form 20-F                        Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                          [X] No

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

                Not applicable

================================================================================

                           LOGITECH INTERNATIONAL S.A.
                                    Form 6-K
                                Table of Contents

                                                                            Page
                                                                            ----
Consolidated Financial Statements (unaudited):
     Consolidated Balance Sheets at December 31, 2001 and
       March 31, 2001 ....................................................    3
     Consolidated Statements of Income for the three and nine months ended
       December 31, 2001 and 2000 ........................................    4
     Consolidated Statements of Cash Flows for the nine months ended
       December 31, 2001 and 2000 ........................................    5
     Notes to Consolidated Financial Statements ..........................    6
Operating and Financial Review and Prospects .............................   11
Quantitative and Qualitative Disclosure About Market Risk ................   22
Signatures ...............................................................   23

                           LOGITECH INTERNATIONAL S.A.
                           CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)



                                                                            December 31,      March 31,
                                                                                2001            2001
                                                                           --------------   -------------
                                                                             (unaudited)
                                 ASSETS

Current assets:
     Cash and cash equivalents ......................................      $       85,389   $      44,142
     Accounts receivable ............................................             205,913         144,781
     Inventories ....................................................             109,244         111,612
     Other current assets ...........................................              40,563          29,558
                                                                           --------------   -------------
          Total current assets ......................................             441,109         330,093
Investments .........................................................              11,013          16,649
Property, plant and equipment .......................................              33,451          38,160
Intangible assets:
     Goodwill .......................................................              95,197          95,197
     Other intangible assets ........................................              16,199          18,726
Other assets ........................................................              17,682           6,291
                                                                           --------------   -------------
          Total assets ..............................................      $      614,651   $     505,116
                                                                           ==============   =============

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Short-term debt ................................................      $        5,850   $      62,986
     Accounts payable ...............................................             126,477          91,267
     Accrued liabilities ............................................              75,434          59,054
                                                                           --------------   -------------
          Total current liabilities .................................             207,761         213,307
Convertible and long-term debt ......................................             104,518          26,908
Other liabilities ...................................................               6,288           8,847
                                                                           --------------   -------------
          Total liabilities .........................................             318,567         249,062
                                                                           --------------   -------------
Shareholders' equity:
     Registered shares, par value CHF 1 - 53,934,535 authorized,
        9,165,465 conditionally authorized, 47,901,655 issued and
        outstanding at December 31, 2001; 53,176,490 authorized,
        9,923,510 conditionally authorized, 44,418,610 issued and
        outstanding at March 31, 2001 ...............................              33,369          31,396

     Additional paid-in capital .....................................             127,452         118,740
     Less registered shares in treasury, at cost, 2,790,863 at
        December 31, 2001 and 164,750 at March 31, 2001 .............             (16,235)           (627)
     Retained earnings ..............................................             182,868         129,435
     Accumulated other comprehensive loss ...........................             (31,370)        (22,890)
                                                                           --------------   -------------
          Total shareholders' equity ................................             296,084         256,054
                                                                           --------------   -------------
          Total liabilities and shareholders' equity ................      $      614,651   $     505,116
                                                                           ==============   =============


    The accompanying notes are an integral part of these consolidated financial statements.


                                       LOGITECH INTERNATIONAL S.A.
                                    CONSOLIDATED STATEMENTS OF INCOME
                           (In thousands, except share and per share amounts)



                                                       Three months ended          Nine months ended
                                                          December 31,                December 31,
                                                   --------------------------   ------------------------
                                                      2001            2000         2001          2000
                                                   ----------      ----------   ----------    ----------
                                                           (unaudited)                 (unaudited)
Net sales ...................................      $  314,174      $  231,982   $  719,870    $  563,963
Cost of goods sold ..........................         195,237         151,673      459,523       372,183
                                                   ----------      ----------   ----------    ----------
Gross profit ................................         118,937          80,309      260,347       191,780
Operating expenses:
   Marketing and selling ....................          54,294          36,907      130,190        98,172
   Research and development .................          12,353           9,456       33,899        26,760
   General and administrative ...............          10,036           8,412       27,127        25,274
                                                   ----------      ----------   ----------    ----------
Total operating expenses ....................          76,683          54,775      191,216       150,206
                                                   ----------      ----------   ----------    ----------
Operating income ............................          42,254          25,534       69,131        41,574
Interest expense, net .......................            (553)           (396)      (1,790)         (359)
Other income (expense), net .................            (236)           (263)        (549)        1,602
                                                   ----------      ----------   ----------    ----------
Income before income taxes ..................          41,465          24,875       66,792        42,817
Provision for income taxes ..................           8,292           4,975       13,359         8,563
                                                   ----------      ----------   ----------    ----------
Net income ..................................      $   33,173      $   19,900   $   53,433    $   34,254
                                                   ==========      ==========   ==========    ==========

Net income per share and ADS:
   Basic ....................................      $      .74      $      .47   $     1.20    $      .82
   Diluted ..................................      $      .66      $      .42   $     1.09    $      .73

Shares used to compute net income per
 share and ADS:
   Basic ....................................      44,782,059      42,425,440   44,558,939    42,016,030
   Diluted ..................................      51,291,165      46,984,030   50,358,990    46,973,400



    The accompanying notes are an integral part of these consolidated financial statements.


                                       LOGITECH INTERNATIONAL S.A.
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (In thousands)


                                                                           Nine months ended December 31,
                                                                           ------------------------------
                                                                                2001            2001
                                                                           --------------   -------------
                                                                                     (unaudited)
Cash flows from operating activities:
   Net income .......................................................      $       53,433   $      34,254
   Non-cash items included in net income:
     Depreciation ...................................................              21,417          14,630
     Amortization of goodwill .......................................                  --             597
     Amortization of other intangible assets ........................               2,745           1,817
     Write-off of investments .......................................               1,220              --
     Gain on sales of investments ...................................                (859)           (442)
     Equity in net losses of affiliated companies ...................               2,026             447
     Gain on disposal of property, plant and equipment ..............                  --          (1,922)
     Accretion of interest on convertible bond ......................                 568              --
     Other ..........................................................                 214             430
   Changes in current assets and liabilities:
     Accounts receivable ............................................             (62,511)        (56,744)
     Inventories ....................................................               3,254         (55,139)
     Other assets ...................................................             (14,093)         (3,709)
     Accounts payable ...............................................              34,928          30,616
     Accrued liabilities ............................................              15,117          12,754
                                                                           --------------   -------------
        Net cash provided by (used in) operating activities .........              57,459         (22,411)
                                                                           --------------   -------------
Cash flows from investing activities:
   Purchases of property, plant and equipment .......................             (16,635)        (14,470)
   Sales of property, plant and equipment ...........................                  --           3,637
   Acquisitions and investments .....................................              (6,303)         (5,616)
   Sales of investments .............................................               3,233             526
                                                                           --------------   -------------
        Net cash used in investing activities .......................             (19,705)        (15,923)
                                                                           --------------   -------------
Cash flows from financing activities:
   Net repayment of short-term debt .................................             (54,621)             --
   Repayment of long-term debt ......................................             (27,144)             --
   Borrowing of convertible and long-term debt, net of
    issuance costs ..................................................              93,197             366
   Purchase of treasury shares ......................................             (15,043)         (1,064)
   Proceeds from sale of treasury shares ............................                 944             935
   Proceeds from issuance of registered shares ......................               8,180           6,671
                                                                           --------------   -------------
        Net cash provided by financing activities ...................               5,513           6,908
                                                                           --------------   -------------
Effect of exchange rate changes on cash and cash equivalents ........              (2,020)         (2,734)
                                                                           --------------   -------------
Net increase (decrease) in cash and cash equivalents ................              41,247         (34,160)
Cash and cash equivalents at beginning of period ....................              44,142          49,426
                                                                           --------------   -------------
Cash and cash equivalents at end of period ..........................      $       85,389   $      15,266
                                                                           ==============   =============
Supplemental cash flow information:
   Interest paid ....................................................      $        1,658   $         117
   Income taxes paid ................................................      $        2,481   $         356
Non-cash investing and financing activities:
   Acquisition of additional Labtec shares through issuance
    of treasury shares ..............................................      $          863   $          --


                          The accompanying notes are an integral part of these
                                   consolidated financial statements.


                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

     Logitech International S.A. designs, manufactures and markets human interface devices and supporting software that serve as the primary physical interface between people and their personal computers and the internet. The Company's products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

     Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares ("ADSs") and listed the ADSs on the Nasdaq National Market system. The Company's headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland and Hsinchu, Taiwan through local subsidiaries. The Company has manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 -- Interim Financial Data:

     The accompanying consolidated financial statements should be read in conjunction with the Company's 2001 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

     The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end. Certain amounts reported in prior quarters' financial statements have been reclassified to conform to the current quarter's presentation.

Note 3 -- Stock Split:

     In June 2001, the Company's shareholders approved a ten-for-one stock split that was effected on August 2, 2001. The stock split related only to shares traded on the Swiss Exchange. ADSs traded on Nasdaq were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share. All references to share and per-share data for all periods presented have been adjusted to give effect to this ten-for-one stock split.

Note 4 -- Net Income per Share:

     Basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share is computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). For the three and nine months ended December 31, 2001, the conversion of convertible debt was included in the registered share equivalents.

Note 5 -- Acquisition of Labtec:

     In March 2001, the Company purchased substantially all outstanding shares of Labtec Inc. for $76.3 million in cash and stock, including transaction costs. In April 2001, the Company repaid $46 million of Labtec's short and long-term debt. The principal business of Labtec has been combined with the Company's audio division to offer a complete array of PC audio and telephony products. The acquisition was accounted for using the purchase method of accounting. The results of operations of the acquired business from the date of acquisition have been included in the consolidated financial statements.

     In connection with the acquisition, the Company recorded $91.9 million in goodwill and $11.0 million in other intangible assets. In fiscal 2002, the Company purchased the remaining outstanding shares of Labtec for $2.6 million in cash and stock.

Note 6 -- Balance Sheet Components:

                                                                    December 31,         March 31,
                                                                        2001               2001
                                                                  ----------------  ------------------
                                                                            (in thousands)
        Accounts receivable:
           Accounts receivable ..............................     $        241,931  $          163,240
           Allowance for doubtful accounts ..................               (7,444)             (5,402)
           Allowance for returns and other ..................              (28,574)            (13,057)
                                                                  ----------------  ------------------
                                                                  $        205,913  $          144,781
                                                                  ================  ==================

        Inventories:
           Raw materials ....................................     $         16,812  $           26,002
           Work-in-process ..................................                  150                 225
           Finished goods ...................................               92,282              85,385
                                                                  ----------------  ------------------
                                                                  $        109,244  $          111,612
                                                                  ================  ==================
        Other current assets:
           Tax and VAT refunds receivables...................     $         19,450  $           11,811
           Deferred taxes....................................                7,000               7,466
           Prepaid expenses..................................                7,489               5,296
           Other current.....................................                6,624               4,985
                                                                  ----------------  ------------------
                                                                  $      40,563.00  $        29,558.00
                                                                  ================  ==================

           Other assets:
           Additional Labtec acquisition costs...............     $          7,096  $               --
           Deferred taxes....................................                5,387               4,953
           Deposits..........................................                2,738               1,079
           Debt issuance costs...............................                2,406                  --
           Other.............................................                   55                 259
                                                                  ----------------  ------------------
                                                                  $         17,682  $            6,291
                                                                  ================  ==================

Note 7 -- Investment in 3Dconnexion:

     In June 1998, the Company acquired 49% of the outstanding shares of 3Dconnexion, the German-based provider of Logitech's SpaceMouse and Magellan 3D Controller. In September 2001, the Company acquired an additional 2% of the outstanding shares and a controlling interest in 3Dconnexion. The Company will purchase the remaining outstanding shares within the next eighteen months, using Logitech stock. Management does not expect the number of Logitech shares to be issued to be material to the number of shares outstanding.

     The 3Dconnexion business has been combined with the 3D input device business acquired with the Labtec acquisition to offer a complete line of 3D input devices utilizing the market strengths, engineering resources and global presence of both entities.

     3Dconnexion's assets and liabilities have been included in the Company's consolidated financial statements since September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion's assets, liabilities and results of operations were not material to the Company's sales, results of operations, financial position or earnings per share.

Note 8 -- Investments:

     In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business is to enhance video communications using the internet infrastructure. Logitech has invested $7 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the company's capital lease obligation. As of December 31, 2001, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $2.2 million. As of December 31, 2001, Logitech owned approximately 34.2% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the company. Logitech accounts for its investment in this company using the equity method.

     In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. During the nine months ended December 31, 2001, the Company sold a partial interest in Immersion and recognized a gain of $.9 million in other income. The Company accounts for its investment in Immersion as available-for-sale and, therefore, carries its investment at market value and records changes in market value as a component of shareholders' equity. As of December 31, 2001, Logitech owned approximately 2.0% of Immersion. The cost of these securities was $2.2 million and the unrealized gain was $.7 million net of taxes.

     The Company uses the cost method of accounting for all other investments, all of which are less than 20% owned by Logitech.

Note 9 -- Goodwill and Other Intangible Assets:

     Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets" and No. 141, "Business Combinations", which were issued by the Financial Accounting Standards Board in July 2001. Under these standards, the Company ceased amortizing goodwill totaling $95.2 million as of April 1, 2001. Adoption of the new standards resulted in not recognizing $1.5 million and $4.6 million in amortization expense for the three and nine months ended December 31, 2001, that would have been recognized had the old standards been in effect. The comparable three and nine month periods last year included $.2 million and $.7 million in amortization expense under the old standards.

     The following table presents net income on a comparable basis, after adjustment for goodwill amortization:

                                   Three months ended        Nine months ended
                                      December 31,              December 31,
                                   ------------------        ------------------
                                     2001      2000            2001      2000
                                   --------  --------        --------  --------
                                     (in thousands, except per share amounts)
Net income:
  As reported................      $ 33,173  $ 19,900        $ 53,433  $ 34,254
  As adjusted................      $ 33,173  $ 20,145        $ 53,433  $ 35,007

Basic earnings per share:
  As reported................      $    .74  $    .47        $   1.20  $    .82
  As adjusted................      $    .74  $    .47        $   1.20  $    .83

Diluted earnings per share:
  As reported................      $    .66  $    .42        $   1.09  $    .73
  As adjusted................      $    .66  $    .43        $   1.09  $    .75


     Acquired other intangible assets subject to amortization were as follows:

                                          December 31, 2001                       March 31, 2001
                                 ------------------------------------   ------------------------------------
                                  Gross Carrying      Accumulated        Gross Carrying       Accumulated
                                     Amounts          Amortization          Amounts           Amortization
                                 ----------------  ------------------   -----------------  -----------------
                                                               (in thousands)
Trademark ...................    $         15,198  $            4,543   $          14,975  $           3,155
Existing technology .........              10,423               4,879              10,423              3,600
Other .......................                 500                 500                 500                417
                                 ----------------  ------------------   -----------------  -----------------
                                 $         26,121  $            9,922   $          25,898  $           7,172
                                 ================  ==================   =================  =================


     For the three months ended December 31, 2001 and 2000, amortization expense for other intangible assets was $.9 million and $.4 million. For the nine months ended December 31, 2001 and 2000, amortization expense for other intangible assets was $2.7 million and $1.8 million. The estimated future annual amortization expense for other intangible assets is $3.6 million, $3.6 million, $3.6 million, $1.9 million and $1.1 million for the years 2003, 2004, 2005, 2006 and 2007.

     In accordance with these standards, the Company completed an impairment test of all goodwill and intangible assets as of September 30, 2001 and has determined that goodwill and other intangible assets are not impaired. As the Company has fully integrated the acquired companies into Logitech following the consummation of the acquisitions, discrete financial information for the acquisitions is no longer available. As a result, the Company has completed the impairment test on a consolidated basis.

Note 10 -- Long Term Convertible Debt:

     On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in five years. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec, including repaying a $90 million short-term bridge loan. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $38.60) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of December 31, 2001, the carrying amount of the convertible bonds was CHF 170,954,000 (US $101,599,000) and the fair value based upon quoted market value was $113,411,000.

Note 11 -- Comprehensive Income (Loss):

     Comprehensive income (loss) is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income (loss) consists of net income plus the net change in accumulated other comprehensive loss, an element of shareholders' equity. Accumulated other comprehensive loss consists of the net change in the accumulated foreign currency translation adjustment account, the net change in unrealized gains on marketable equity securities, and the net change in unrealized gains and losses in hedging activity. For the three months ended December 31, 2001 and 2000, comprehensive income was $36.1 million and $12.2 million. For the nine months ended December 31, 2001 and 2000, comprehensive income was $45.0 million and $34.1 million.

Note 12 -- Derivative Financial Instruments - Foreign Exchange Hedging:

     In April 2001, the Company adopted "Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require the Company to measure derivatives at fair value and recognize them as assets or liabilities in the balance sheet. The Company enters into forward foreign exchange contracts (cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive income until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the first nine months of fiscal 2002.

     There were no hedging contracts outstanding at December 31, 2001 and March 31, 2001. Realized net gains and losses classified to cost of goods sold during the three months ended December 31, 2001 was not significant.

Note 13 -- Contingencies:

     In December 1996, the Company was advised of the intention to begin implementing a value-added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

     In the normal course of business, the Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and results of operations.

                           LOGITECH INTERNATIONAL S.A.
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     Logitech designs, manufactures and markets human interface devices and supporting software that serve as the primary physical interface between people and their personal computers and the internet. The Company's products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads, and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products through two primary channels, original equipment manufacturers ("OEMs") and a network of retail distributors and resellers ("retail").


Recent Developments

     Acquisition of Labtec

     In March 2001, the Company purchased substantially all outstanding shares of Labtec for $76.3 million in cash and stock, including transaction costs. In April 2001, the Company repaid $46 million of Labtec's short and long-term debt. The principal business of Labtec has been combined with the Company's audio division to offer a complete array of PC audio and telephony products. The acquisition was accounted for using the purchase method of accounting. The results of operations of the acquired business from the date of acquisition have been included in the consolidated financial statements. In fiscal year 2002, the Company purchased the remaining outstanding shares of Labtec for $2.6 million in cash and stock.

     Issuance of Convertible Bonds

     In June 2001, the Company sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in five years. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec, including repayment of a $90 million short-term bridge loan. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF
62.4 (US $38.60) per share.

     Goodwill and Other Intangible Assets

     Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets" and No. 141, "Business Combinations", which were issued by the Financial Accounting Standards Board in July 2001. Under these standards, the Company ceased amortizing goodwill totaling $95.2 million (including $3.1 million of goodwill previously classified as other intangible assets) as of April 1, 2001. Adoption of the new standards resulted in not recognizing $1.5 and $4.6 million in amortization expense for the three and nine months ended December 31, 2001, that would have been recognized had the old standards been in effect. The same periods last year included $.2 and $.7 million in amortization expense under the old standards.

     In accordance with these standards, the Company completed an impairment test of all goodwill and intangible assets as of September 30, 2001 and has determined that goodwill and other intangible assets are not impaired. As the Company has fully integrated the acquired companies into Logitech following the consummation of the acquisitions, discrete financial information for the acquisitions is no longer available. As a result, the Company has completed the impairment test on a consolidated basis.

     Recent Accounting Pronouncements

     In April 2001, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force released Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF 00-25"). EITF 00-25 requires consideration from a vendor to a reseller to be classified in the vendor's income statement as a reduction of revenue unless there is sufficient evidence of the fair value of the separate benefits received from the reseller. EITF 00-25 is effective for annual or interim financial statements for periods beginning after December 15, 2001. Upon application of the provisions of EITF 00-25, financial statements for prior periods presented will be reclassified to comply with these provisions. The Company typically provides funds for cooperative advertising, marketing development, and similar purposes to its distributors and retailers, which it currently classifies as sales and marketing expenses. The reclassifications will decrease net sales and marketing and selling expenses by the same amount. The reclassifications will not impact operating income or net income.

Results of Operations

     The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                Three months ended          Nine months ended
                                                   December 31,                December 31,
                                             ------------------------    -----------------------
                                                2001          2000          2001         2000
                                             ----------   -----------    ----------   ----------
Net sales .............................           100.0%        100.0%        100.0%       100.0%
Cost of goods sold ....................            62.1          65.4          63.8         66.0
                                             ----------   -----------    ----------   ----------
Gross profit ..........................            37.9          34.6          36.2         34.0
Operating expenses:
   Marketing and selling ..............            17.3          15.9          18.1         17.4
   Research and development ...........             3.9           4.1           4.7          4.7
   General and administrative .........             3.2           3.6           3.8          4.5
                                             ----------   -----------    ----------   ----------
Total operating expenses ..............            24.4          23.6          26.6         26.6
                                             ----------   -----------    ----------   ----------
Operating income ......................            13.5          11.0           9.6          7.4
Interest expense, net .................             (.2)          (.2)          (.2)         (.1)
Other income (expense), net ...........             (.1)          (.1)          (.1)          .3
                                             ----------   -----------    ----------   ----------
Income before income taxes ............            13.2          10.7           9.3          7.6
Provision for income taxes ............             2.6           2.1           1.9          1.5
                                             ----------   -----------    ----------   ----------
Net income ............................            10.6%          8.6%          7.4%         6.1%
                                             ==========   ===========    ==========   ==========


Comparison of three months ended December 31, 2001 and 2000

     Net Sales

     Net sales for the three months ended December 31, 2001 increased $82 million or 35% to $314 million. If the Company had acquired Labtec at the beginning of fiscal 2001 and Labtec sales were included in the quarter ended December 31, 2000, the sales growth would have been $52 million or 20% for the quarter ended December 31,2001. This growth was generally shared across all product categories, but primarily came from the Company's pointing device products, the audio products associated with the acquisition of Labtec and from the Company's desktop products (a keyboard and mouse sold together). With approximately 50% of the Company's sales denominated in currencies other than the US dollar, the Euro's strength compared to the same quarter last year relative to the dollar, partially offset by the dollar's strength relative to the Japanese Yen and Taiwanese Dollar, resulted in a net increase of reported revenue by $3.4 million.

     Retail sales grew by 45% over the same quarter last year. This growth was shared across all product categories. Retail sales of the Company's pointing devices, which include mice and trackballs, grew by 25% while unit volumes grew by 20%. Driven by the Company's new cordless optical wheel mouse, cordless mice were a significant source of this strong growth, with 147% growth in sales and 113% growth in unit volumes. Sales of desktop products grew by 49%, with the majority of the growth in the Company's cordless desktop product. In the PC video camera business, retail sales grew 32% and unit volumes increased by 50% over the same quarter last year. Their growth was driven primarily by two new dual-cam offerings which began shipping early this quarter. Sales of interactive entertainment products grew by 20% while unit volumes declined by 16%. This unit volume decrease reflects volume decreases in sales of joysticks and gamepads which were offset by the strong sales of the higher value GT Force(TM) Steering Wheel for PlayStation(R) 2. The Company's newly acquired audio products, including a full range of PC headsets, speakers and headphones, added ten percentage points of absolute growth to retail sales during the quarter.

     OEM sales declined by 14% compared to the same quarter last year, principally due to the significant sales of PC video cameras in the third quarter of fiscal 2001 coupled with sluggish sales of new PCs in this fiscal year. The Company believes that revenue and unit volumes for OEM in total will decline in fiscal 2002 compared to fiscal 2001.

     Gross Profit

     Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 48% to $119 million, due primarily to significantly higher sales volume.

     Gross margin (gross profit as a percentage of net sales) increased from 35% to 38%. This increase reflects increased product margins in retail pointing devices and video, continued operational efficiencies achieved throughout the supply chain and a higher mix of higher margin retail sales compared to OEM sales.

     Operating Expenses

     Total operating expenses increased 40%, from $55 million to $77 million. As a percentage of net sales, operating expenses remained consistent at 24%. The increase in sales and marketing expenses is directly related to the Company's increased sales performance and marketing initiatives aimed at strengthening the Company's retail presence. The Company continues to make significant investments in advertising, channel marketing, and brand awareness. The increase in research and development expenses is related to new product development and cost reductions on existing products. General and administrative expenses increased $1.6 million for the three months ended December 31, 2001, but decreased as a percentage of net sales.

     Interest Expense, Net

     Net interest expense was $.6 million for the three months ended December 31, 2001 compared to $.4 million for the same period last year. Interest expense increased due to the issuance of the five-year convertible bonds to finance the Labtec acquisition. This more than offset the increased interest income from higher cash balances for the three months ended December 31, 2001.

     Other Income (Expense), Net

     Other expense was $.2 million for the three months ended December 31, 2001, compared to $.3 million for the same period last year. Other expense for the current quarter was primarily due to the $1.2 million write-off of an investment and $.7 million of losses recorded for investments accounted for under the equity method, offset by the $.3 million gain on the sale of an investment and net currency exchange gains of $1.2 million. Other expense for the quarter ended December 31, 2000 related primarily to net currency exchange losses.

     Provision for Income Taxes

     The provision for income taxes consists of income and withholding taxes and is based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income and losses are generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of realizing deferred tax assets. The provision for income taxes for the three months ended December 31, 2001 was $8 million, compared to $5 million for the same period last year. The effective tax rate remained at approximately 20% for both periods. The Company's effective tax rate is dependent on achieving expected income levels in a number of jurisdictions. If the Company is unable to achieve expected income levels in those jurisdictions, the Company's effective tax rate could change significantly.

Comparison of nine months ended December 31, 2001 and 2000

     Net Sales

     Net sales for the nine months ended December 31, 2001 increased 28% to $720 million. If the Company had acquired Labtec at the beginning of fiscal 2001 and Labtec sales were included in the nine months ended December 31, 2000, the sales growth would have been $78 million or 12% for the nine months ended December 31,2001. This growth was shared across all product categories, but primarily came from the Company's cordless mouse, desktop products and audio, as well as increases from the Company's corded mice and interactive entertainment business.

     Retail sales grew by 44%. This growth was shared across all product categories. Sales of the Company's retail pointing devices, which include mice and trackballs, grew by 29% while unit volumes grew by 23%. The Company's cordless optical mice drove this growth. Sales of desktop products increased by 36% over the same period last year. Sales growth is primarily from the cordless desktop line. In our interactive entertainment business, retail sales grew by 35% while unit volume decreased 11%. Strong sales of the GT Force(TM) steering wheel for PlayStation(R) 2 drove the significant sales growth. The unit volume decreases reflects volume decreases in sales of joysticks and gamepads which were offset by the strong sales of the higher value GT Force(TM) steering wheel. The Company's newly acquired audio products added eleven percentage points of absolute growth to retail sales during the nine months ended December 31, 2001.

     OEM sales decreased by 26% compared to the same period last year, principally due to the significant sales of PC video cameras in the second and third quarters of fiscal 2001, as well as sluggish sales of new PCs in fiscal 2002.

     Gross Profit

     Gross profit increased 36% to $260 million in the nine months ended December 31, 2001. Gross profit as a percentage of net sales increased from 34% to 36%. The increase was primarily due to cost reductions impacting retail and OEM product offerings and a higher mix of higher margin retail sales compared to OEM sales.

     Operating Expenses

     Total operating expenses increased 27%, from $150 million to $191 million. These increases are directly related to the Company's increased sales performance, marketing initiatives aimed at strengthening the Company's retail presence, and development of new products. As a percentage of sales, operating expenses remained flat at 27% for the nine months ended December 31, 2001.

     Interest Expense, Net

     Interest expense for the nine months ended December 31, 2001 was $1.8 million, compared to $.4 million in the same period last year. Interest expense increased substantially due to the short-term borrowing and subsequent issuance of the five-year convertible bonds to finance the Labtec acquisition. The Company borrowed $35 million in March 2001 and $55 million in April 2001 to finance the acquisition and repay Labtec obligations and credit lines. This debt was repaid in June 2001 using proceeds from the issuance of the convertible bonds.

     Other Income (Expense), Net

     Other expense was $.5 million for the nine months ended December 31, 2001, compared to other income of $1.6 million last year. Other expense this year includes the $1.2 million write-off of an investment and $2.1 million of losses recorded for investments accounted for under the equity method, partially offset by the $.9 million gain on the sale of an investment, $.5 million of proceeds from a property loss insurance claim, and $1.1 million of net currency exchange gains. Other income last year was primarily due to gains of $1.9 million recognized $.4 million from the sale of a building and from the sale of shares in an investment, partially offset by $.6 million of losses recorded for investments accounted for under the equity method.

     Provision for Income Taxes

     The provision for income taxes for the nine months ended December 31, 2001 and 2000 represented a 20% effective tax rate.

Liquidity and Capital Resources

     Cash Balances, Available Borrowings, and Capital Resources

     At December 31, 2001, net working capital was $233 million, compared to $117 million at March 31, 2001. Cash and cash equivalents totaled $85 million, an increase of $41 million from March 31, 2001. The increase in cash was due to profitable operations and effective management of receivables, inventory and payables. The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company's normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

     The Company had credit lines with several European and Asian banks totaling $62 million as of December 31, 2001. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of December 31, 2001, $57 million was available under these facilities.

     Cash Flow from Operating Activities

     The Company's operating activities provided net cash of $57.5 million for the nine months ended December 31, 2001, and used cash of $22.4 million in the same period last year. The Company made a concerted effort to reduce inventory levels, net of payables, during fiscal 2002. As a result, the Company invested significantly less cash in inventory this year, as inventory levels decreased slightly from March 31 to December 31, 2001. In the same period last year, inventory levels and the use of cash for inventory increased significantly, due principally to additional purchases made to meet anticipated demand for PC video cameras.

     Cash Flow from Investing Activities

     The Company's investing activities used cash of $19.7 million and $15.9 million for the nine months ended December 31, 2001 and 2000. During the nine months ended December 31, 2001, cash of $16.6 million was used for purchases of property and equipment and $6.3 million was used for additional acquisition costs related to the purchase of Labtec and to acquire a non-marketable equity investment. These expenditures were partially offset by cash proceeds of $3.2 million from the sale of available-for-sale securities. Included in the first nine months last year was cash proceeds of $3.6 million for the sale of a building in Europe that was no longer being used in the Company's operations, expenditures of $5.0 million for an additional investment in Spotlife, and property and equipment purchases totaling $14.5 million.

     Cash Flow from Financing Activities

     The Company's financing activities provided cash of $5.5 million and $6.9 million for the nine months ended December 31, 2001 and 2000. In April 2001, the Company borrowed an additional $55 million under the bridge loan, bringing the total bridge loan for the Labtec acquisition to $90 million. During the first quarter of fiscal 2002, the Company repaid short-term Labtec borrowings of $19 million and long-term Labtec borrowings of $27 million. In June 2001, the Company sold 1% convertible bonds in a registered offering. Net proceeds of $93 million were used to repay the $90 million bridge loan. The Company also realized $8.2 million of proceeds from the issuance of registered shares and sale of treasury shares to fulfill employee stock option and stock purchase plan requirements. In August through October 2001, under a previously announced registered share buyback program, the Company repurchased 628,704 Logitech shares for $15.0 million in open market transactions. The Company has no further obligations to repurchase Logitech shares.

     Net cash provided by financing activities during the nine months ended December 31, 2000 includes $7.6 million of proceeds from the issuance of registered shares and sale of treasury shares to fulfill employee stock option and stock purchase plan requirements, and $1.1 million to purchase treasury shares as part of a stock buy-back program in the first quarter.

     Capital Commitments

     The Company believes that it will continue to make capital expenditures in the future to support product development activities and ongoing and expanded operations. Fixed commitments for capital expenditures, primarily for manufacturing equipment and computer software, approximated $1.2 million at December 31, 2001. In addition, the Company has agreed to guarantee up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of December 31, 2001, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $2.2 million. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Risk Factors

     Certain Factors Affecting Operating Results

     This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, the sufficiency of our cash and cash equivalents, cash from operations and available borrowings under bank lines of credit to fund cash needs, and the outcome of the Chinese VAT and other contingencies. The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should," "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those described in the statements. The factors that could cause actual results to differ include those discussed more fully below and elsewhere in this Form 6-K. Undue reliance should not be placed on these forward-looking statements, which speak only as of the dates of their filings. We undertake no obligation to publicly update or revise any forward-looking statements.

     Our quarterly operating results are difficult to predict. This means that our results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

     Our operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including:

     o    the volume and timing of orders received during the quarter;

     o    the maturation of product lines;

     o the timing of new product introductions by us and our competitors and their acceptance by the market;

     o the impact of competition on our average selling prices and operating expenses;

     o    our inventory levels or inventory levels in the distribution channels;

     o    changes in laws or regulations;

     o    fluctuations in exchange rates;

     o changes in product or distribution channel mix; o price protection charges;

     o    product returns from customers;

     o deferrals of customer orders in anticipation of new products or otherwise;

     o    changes in technologies and their acceptance by the market;

     o the performance of our suppliers and third-party product manufacturers;

     o    the rate of economic growth in our principal geographic markets; and

     o    deterioration of the financial strength of our larger customers.

     Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

     In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, we have operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because a substantial portion of our products are manufactured in Asia, and we rely on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. This means that our operating results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

     Our success depends on the continued viability and financial stability of our distributors, resellers and OEM customers, as well as continued demand by consumers and our customers for our products.

     We sell our products through a domestic and international network of distributors, resellers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by consumers for our products. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. Our distributor and reseller customers generally offer products of several different companies, including products competitive with our products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

     Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

     As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers. A portion of our net sales has in the past resulted and may in the future result in increased inventory at our distributors and resellers, which has led and could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns. The short product life cycles of certain of our products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, and thus may experience higher rates of return on our older products.

     We recognize revenue upon transfer of title and risk of loss, which is generally when products are shipped. Because we are exposed to the risk of product returns and price protection, we provide allowances for these risks upon recognition of revenue. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and our assessment of inventory in the channels. We review and adjust the amounts provided periodically, based upon changes in historical and anticipated experience and channel inventory. Although we believe that we have provided adequate amounts for projected returns, from time to time we have experienced return levels in excess of amounts provided and our amounts provided may not be sufficient for actual returns in future periods. In addition, our accruals for price protection may not be sufficient in future periods, and any future price changes may have a significant adverse effect on our results of operations.

     To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

     The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success will depend to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, some of our competitors may have patents or intellectual property rights that prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations.

     A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

     A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

     The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

     We transact a substantial portion of our business outside the United States. There are risks inherent in doing business in international markets, including:

     o    tariffs, customs, duties and other trade barriers;

     o    difficulties in staffing and managing foreign operations;

     o    environmental and other related regulations;

     o political instability, expropriation, nationalization and other political risks;

     o    foreign exchange controls; and

     o    delays from customs brokers or government agencies.

     Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

     Our market is highly competitive and competition could harm our ability to sell products and could reduce our market share.

     Our business is characterized by intense competition, a trend of declining average selling prices in OEM, and performance enhancements and new features of competing retail products. We expect that competition will continue to be intense and may increase from current or future competitors.

     We compete primarily with Aiptek, Altec Lansing, Creative Labs, D-Link, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia, Kensington/Advanced Gravis, KYE/Mouse Systems, Memorex, Microsoft, Mitsumi, Philips, Plantronics, Primax, Saitek Industries Ltd., Telex Communications and Xirlink Inc. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than us.

     Our main competitor in the market for pointing devices, gaming devices and keyboards is Microsoft. In late, 1999, Microsoft began shipping two new mouse products that were based on an optical sensing technology. We responded to Microsoft with optical offerings in the summer of 2000. In addition, we continued to focus on the advantages of our cordless offerings to the end user. Microsoft entered into the cordless mouse category in the fall of 2000. In early 2001, we began shipping cordless optical mice. Microsoft responded with a cordless optical mouse with an enhanced sensor in the fall of 2001. In the same quarter, we introduced a dual sensor mouse and a value priced cordless optical mouse. Microsoft also introduced a cordless desktop offering into the European market in the late fall of 2001 which is expected to launch in the United States in the winter of 2002. We are also starting to see increased competition for cordless mice and desktops from less established brands, in the lower price segments.

     Microsoft is also a leading producer of operating systems and applications with which our pointing and gaming devices are designed to operate. As a result of their position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we are not able to offer.

     Our main competitor in the market for PC video cameras is Intel. In October 2001, Intel announced its intention to exit the market for PC video cameras and other hardware peripherals. If Intel decides to liquidate their remaining product or channel inventory at lower prices, this could have a short term negative impact our sales and margins on competing products.

     Competitors in the market for audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the headset, microphone, and telephony markets, competitors include Altec Lansing, Plantronics and Telex Communications. For the personal audio market, the primary competitor is Sony. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

     We expect to continue to experience competition and price pressures in the OEM mouse business, and performance enhancements of competing products in retail. This could result in decreased revenue, decreased gross margin, loss of market share and lack of acceptance of our products. In the event of significant price competition in the market for our products, we would be required to decrease costs at least proportionately to any price decreases in order to maintain our existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. We may not be able to compete successfully in the future, and competition may significantly harm our business, financial condition and results of operations.

     Our effective tax rates may increase in the future, which would adversely affect our results.

     We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our results in general will be adversely impacted, and specifically our net income and earnings per ADS and per registered share, will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in our management's assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced substantial fluctuations in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of

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factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

     We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.

     Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

     We hold various United States patents, together with corresponding patents from other countries, relating to some of the same inventions. We also have various United States patent applications pending, together with corresponding applications from other countries relating to some of the same inventions. Despite these patents and patent applications, it is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws, or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

     We also rely on certain technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

     Pending lawsuits could adversely impact us.

     There has been substantial litigation in the technology industry regarding rights to intellectual property, and we are subject to the risk of claims against us for alleged infringement of the intellectual property rights of others. Through our U.S. subsidiary, we are currently involved in several pending lawsuits with respect to, among other things, patent infringement claims by third parties. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously. However, the defense of any of these actions may not be successful. Any judgment in or settlement of any of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

     Pending and future litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

     We depend on original design manufacturers and contract manufacturers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

     We rely on original design manufacturers to supply a portion of our keyboard and gamepad product lines, and a portion of our mice and entertainment products and all of our speaker, PC voice access and telephony product are manufactured by contract manufacturers. Our reliance on original design manufacturers and contract manufacturers involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These manufacturers and subcontractors may also choose to discontinue building our products for a variety of reasons. Since the majority of these manufacturers and subcontractors are located in Asia and other countries outside the U.S., we are subject to risks generally associated with foreign suppliers, including political and economic uncertainty, currency exchange fluctuations, trade restrictions and changes in tariff rates. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which may have an adverse impact on our results of operations.


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     Certain key components used in the manufacture of our products, as well as certain products, are currently purchased from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of our ASICs, sensors, certain other integrated circuits and components, and balls used in certain of our trackballs. We generally do not have long-term agreements with our single or limited sources of supply. Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could decrease our revenue or gross margin. Delays could also have a material adverse effect upon our business, financial condition and results of operations.

     We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the amount of goodwill arising from the Labtec acquisition was impaired.

     If our management were to determine in the future that the amount of goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

     We depend on a few key personnel to manage and operate us.

     Our success depends to a significant degree on the continued contributions of our senior management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of these personnel could harm our business. Assimilation and retention of personnel may be made more difficult by the fact that our management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, we believe that our future success will depend on our ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, for whom competition is intense. We may not be successful in attracting and retaining these personnel, and the failure to attract and retain key personnel could harm our business.


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                           LOGITECH INTERNATIONAL S.A.
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Market Risk

     Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

     Foreign Currency Exchange Rates

     Currently, the Company's primary exposures relate to foreign exchange rate risk to non-U.S. dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses, inventory costs and long term debt in Europe and Asia. The principal currencies creating foreign exchange rate risk for the Company are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen.

     For the three months ended December 31, 2001 and 2000, approximately 50% and 47%, respectively, of the Company's sales were denominated in non-U.S. currencies. With the exception of its manufacturing subsidiary in China, which use the U.S. dollar as their functional currency, the Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders' equity.

     On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% convertible bonds which mature in June 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders' equity. If the U.S. dollar strengthened by 10% in comparison to the Swiss Franc, an approximate $9.2 million increase would have occurred in the cumulative translation adjustment component of shareholders' equity. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, an approximate $11.2 million decrease would have occurred in the cumulative translation adjustment component of shareholders' equity.

     From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At December 31, 2001, there were no forward foreign exchange contracts outstanding.

     The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by its foreign subsidiaries, net income would have been adversely impacted by approximately $5.8 million and $3.1 million for the three months ended December 31, 2001 and 2000.

     Interest Rates

     The Company's long term debt is fixed rate. A change in interest rates, therefore, has no impact on interest expense or cash flows.

     Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from March 31, 2001 and the December 31, 2001 quarter end rates would not have a material effect on the Company's results of operations or cash flows.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.



                                  Logitech International S.A.



                                  By:   /s/  Guerrino De Luca
                                      ------------------------------------------
                                        Guerrino De Luca
                                        President and Chief Executive Officer

                                  By:   /s/  Kristen M. Onken
                                      ------------------------------------------
                                        Kristen M. Onken
                                        Chief Finance Officer,
                                        Chief Accounting Officer,
                                        and U.S. Representative

February 14, 2002


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